UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Form 6-K and the first paragraph and “Forward Looking Statements” of the press release attached to this Form 6-K of the Registrant are incorporated by reference  into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817 and 333-220015) and on Form F-3 (Registration No. 333-219614 and 333-212432).

On October 17, 2017, the Board of Directors (the “Board”) of Cellect Biotechnology Ltd. (the “Company”) appointed Dr. Ronit Bakimer-Kleiner to serve as the Company’s Chief Development Officer commencing November 7, 2017. Dr. Bakimer-Kleiner will replace Yaron Pereg who is stepping down as the Company’s Chief Development Officer, effective October 25, 2017.

Prior to joining the Company, from 2008 to 2017, Dr. Bakimer-Kleiner served as General Manager of Cognate Bioservices Israel, a contract bioservices organization focused on the regenerative medicine and cell therapy market. Prior to that from 2006 to 2008, Dr. Bakimer-Kleiner was Laboratory Director at the International Center for Cell Therapy & Cancer at Tel Aviv Sourasky Medical Center and from 1997 to 2006 held various positions at Proneuron Biotechnologies including Director of Cell Therapy. Dr. Bakimer-Kleiner holds a B.Sc. in Life Sciences from Tel Aviv University and a M.Sc. and Ph.D. in Immunology from Ben-Gurion University followed by 4 years post-doc at The Weizmann Institute of Science.

On October 19, 2017, the Company issued a press release announcing the appointment of Dr. Bakimer-Kleiner. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated October 19, 2017

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

Date: October 19, 2017	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Title: Chief Financial Officer

3